Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-155774

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Celestine Lim
(1) 408.941.1185	(65) 6360.4017
tiffanys@charteredsemi.com	celestinelim@charteredsemi.com

For Chartered:	For Chartered:
Terence Foo	Lim Yuan See
Kreab Gavin Anderson	Kreab Gavin Anderson
(65) 6339.9110 / (65) 9878.8787	(65) 6339.9110 / (65) 9369.2250
tfoo@kreabgavinanderson.com	ylim@kreabgavinanderson.com
CHARTERED ANNOUNCES RESULTS OF ITS RIGHTS OFFERING
Rights Offering oversubscribed with applications totaling approximately 144 percent of the Offering Size
Unless otherwise defined, all capitalised terms used herein shall bear the same meaning as in Chartered’s announcement dated March 9, 2009 in relation to its renounceable underwritten rights offering.
SINGAPORE — April 9, 2009 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED) today announced the results of its 27-for-10 Rights Offering, the subscription period of which ended on April 6, 2009. The Rights Offering was oversubscribed with Subscriptions and Excess Applications (each as defined below) totaling approximately 144 percent of the total number of 6,869,926,194 Rights Shares offered for subscription (directly or in the form of Rights ADSs) under the Rights Offering (the “Offering Size”). Net proceeds from the Rights Offering are expected to be approximately US$300 million.

The Rights Offering will strengthen Chartered’s capital position, and provide Chartered with additional liquidity to manage its maturing indebtedness, fund planned and future capital expenditures, and for general corporate purposes. The Rights Offering will also improve Chartered’s debt to equity leverage ratios and further support Chartered in executing its technology roadmap as well as long-term strategy of planned growth. Chartered also believes the strengthened capital position will preserve the confidence and commitment of its customer base towards Chartered.
Subscription and Excess Application Results
As at the close of the subscription period for the Rights Offering on April 6, 2009, the Rights Offering was oversubscribed. A total of 9,863,594,873 Rights Shares (directly or in the form of Rights ADSs) have been validly subscribed for pursuant to the exercise of Share Rights and ADS Rights (“Subscriptions”) and pursuant to applications for excess Rights Shares and excess Rights ADSs (“Excess Applications”). This represents approximately 144 percent of the Offering Size.
Details of valid Subscriptions and Excess Applications received are as follows:

	Number of Rights Shares
	(directly or in the form of	As a percentage of
	Rights ADSs)	the Offering Size
Subscriptions	6,498,268,407	95%
Excess Applications	3,365,326,466	49%
Total	9,863,594,873	144%
Such Subscriptions and Excess Applications include the Subscription by Singapore Technologies Semiconductors Pte Ltd (“STS”) for its pro rata entitlement (representing approximately 59.36 percent of the Offering Size) and its Excess Application.
As the Rights Offering was oversubscribed, no Rights Shares are required to be purchased by any Underwriter, and accordingly, STS, pursuant to the Underwriting Agreement and the Standby Purchase Agreement, respectively.

Excess Applications
A total of 371,657,787 Rights Shares (directly or in the form of Rights ADSs) for which valid Subscriptions were not received will be allocated and allotted to satisfy valid Excess Applications. Such allocation and allotment will be made at the discretion of Chartered primarily based on each applicant’s relative shareholding in Chartered as of the Books Closure Date and the ADS Record Date, as the case may be, provided that no applicant shall be allocated or allotted more excess Rights Shares than the number for which it has applied. Priority will be given to the rounding of odd lots for holders of Share Rights but otherwise, no distinction will be made between directors, substantial shareholders, other shareholders of Chartered and other applicants for excess Rights Shares.
Definitive Rights ADS Price
The definitive Rights ADS Price is US$0.46 per Rights ADS. This is the US dollar equivalent of the Rights Share Price multiplied by 10 (each ADS representing 10 Shares), based on the prevailing US dollar to Singapore dollar exchange rate on April 6, 2009, the last day of the Rights Shares subscription period.
Allotment of Rights Shares and Rights ADSs
Successful subscribers for Rights Shares with CDP Securities Accounts, including those who have elected to receive their Rights Shares in their respective CDP Securities Accounts, will receive, within 14 days after the close of the subscription period for the Rights Shares on April 6, 2009, a notification from CDP stating the number of Rights Shares that have been credited to their respective CDP Securities Accounts.
Successful subscribers for Rights Shares holding certificated Shares will receive a share certificate representing the number of Rights Shares subscribed for by them within 10 market days after the close of the Rights Shares subscription period on April 6, 2009.
Citibank, N.A., the depositary for ADSs, will issue and deliver the Rights ADSs successfully subscribed for pursuant to the Rights Offering as soon as practicable after the Rights Shares underlying such Rights ADSs have been credited to CDP and the Rights Shares have been delivered to the ADS custodian in Singapore.

Refunds
Subscription moneys accompanying invalid Subscriptions or invalid/unsuccessful Excess Applications for Rights Shares will be refunded, without interest or any share of revenue or other benefit arising therefrom, within 14 days after the close of the subscription period for the Rights Shares on April 6, 2009, by way of a crossed cheque drawn on a bank in Singapore or (where such acceptances or applications have been made through automated teller machines) by crediting each subscriber’s bank account with the relevant Participating Bank.
Subscription moneys accompanying invalid Subscriptions or invalid/unsuccessful Excess Applications for Rights ADSs will be refunded by the ADS rights agent, net of any amounts otherwise owed to the ADS rights agent in connection with the exercise of ADS Rights including the applicable issuance fee, without interest.
Distribution of Net Sale Proceeds of Share Rights to Ineligible Shareholders
A total of 21,456,052 Share Rights which would otherwise have been provisionally allotted to ineligible shareholders of Chartered have been sold on the SGX-ST. The net proceeds of such sale (after deducting applicable fees, taxes and expenses) amounting to S$644,074.27 will be paid to such ineligible shareholders, based on the number of Share Rights they would have been entitled to at S$0.03 per Share Right. However, amounts smaller than S$10.00 payable to a single or joint shareholder from the sale of Share Rights will be retained by Chartered and will not be distributed to such shareholders.
Issue and Listing of Rights Shares
The Rights Shares are expected to be issued on or about April 15, 2009 and listed and quoted on the SGX-ST on or about April 16, 2009. Completion of the issue of the Rights Shares will be announced via SGXNET in due course.
The Rights ADSs are expected to be listed and quoted on the Nasdaq Global Select Market on or about April 16, 2009 and distributed on or about April 17, 2009.

The Rights Shares and Rights ADSs will, when issued and fully paid, rank equally in all respects with the then existing Shares and ADSs, respectively, except that they will not qualify for any dividends, rights, allotments or other distributions the record date for which falls before the date of issue of the Rights Shares and the Rights ADSs, respectively.
Odd-Lot Trading Facility
The temporary counter to facilitate the trading of Shares in board lots of 100 Shares will be maintained for a period of only one calendar month commencing at 9.00 a.m. on April 16, 2009 and ending at 5.00 p.m. on May 15, 2009.
Important Notice
Chartered has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Chartered has filed with the SEC for more complete information about Chartered and the Rights Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chartered, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free in the U.S. on +1-800-584-6837.
About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 40/45 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company owns or has an interest in six fabrication facilities, including a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This press release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, include without limitation, statements relating to Chartered’s capital position and improved debt to equity leverage ratios following the rights offering, its technology roadmap and planned growth strategy, and customers’ confidence and commitment towards the Company. These statements reflect Chartered’s current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Although Chartered believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, Chartered can give no assurance that its expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in Chartered’s 2008 annual report on Form 20-F filed with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. Chartered undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “US$” are to United States dollars, the lawful currency of the United State of America, and references to “S$” are to Singapore dollars, the lawful currency of the Republic of Singapore.
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